December 1, 2003



TO:         All Limited Partners in the Geodyne Energy Income
            Limited Partnerships II-A, II-B, II-C, II-D, II-E,
            II-F, II-G & II-H

RE: Election to extend term of Partnerships for additional two years


      On November 21, 2003, we mailed you a letter stating that the limited partnership agreements, as amended (the "Agreements") for the above referenced Geodyne Energy Income Limited Partnerships (the "Partnerships") provide that the Partnerships will automatically terminate and dissolve on December 31, 2003, and that the Agreements give Geodyne Resources as General Partner an option to extend the terms of the Partnerships for up to five additional two year terms.

      The letter further stated that Geodyne had exercised two such extentions and notified you that it had elected to extend the Partnerships' terms for a third, additional two year period. This information was not correct. Two years ago Geodyne exercised the first such extensions. Geodyne is hereby notifying you that it has elected to extend the Partnerships' terms for a second, additional two year period. Accordingly, Geodyne will file amendments to the Partnerships' Certificates of Limited Partnership extending the Partnerships' terms until December 31, 2005.

If you have any questions concerning the Partnerships' extensions, please contact Geodyne Investor Services at 918-583-1791 or 888-436-3963.

                                    Very truly yours,

                                    GEODYNE RESOURCES, INC.,
                                    General Partner


                                    Dennis R. Neill
                                    President